Mail Stop 4561

August 1, 2005

By U.S. Mail and facsimile to (423)623-6020

Mr. Christopher Triplett
Chief Financial Officer
United Tennessee Bankshares, Inc.
344 West Broadway
Newport, TN 37821-0249

> **Re:** **United Tennessee Bankshares, Inc.**
> **Schedule 13E-3**
> **Filed June 24, 2005**
> **File No. 05-53331**
> **Preliminary Schedule 14A**
> **Filed June 24, 2005**
> **File No. 000-23551**

Dear Mr. Triplett:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please remove all references to "State of Franklin" in your Schedule 13E-3 and Preliminary Schedule 14A and revise to refer to the proper transaction.

Schedule 13E-3

2.   Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Merger Corp. and the other United Tennessee affiliates since you have included them as filing persons. This includes, but is not limited to, its purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Preliminary Schedule 14A

General

3.   Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

4.   Please describe the accounting treatment of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Summary Term Sheet Regarding the Going Private Merger

General

5.   Please relocate the Summary Term Sheet so that it precedes the questions and answers located on page 1. See Instruction 2 to Item 1001.

6.   Please revise to more clearly disclose the parties involved in this transaction. In this regard, you should clarify that the executive officers and directors of United Tennessee and Merger Corp. are affiliates engaged in the transaction and filing persons on the Schedule 13E-3. Further, on page 23, clarify that the "other United Tennessee affiliates" noted in the heading are the officers and directors of the company.

The Merger Agreement, page 3

7.   We note that you signed a merger agreement, pursuant to which, a newly-formed Tennessee corporation proposes to merge into United Tennessee. Please clarify, if true, that the newly-formed Tennessee Merger Corp. is a shell corporation and wholly-owned subsidiary of United Tennessee organized solely for the purpose of facilitating this transaction.

8.   Here and throughout the document where you discuss the 2,500 share amount,
        eliminate the overuse of the cryptic parenthetical phrase "(including certain
        family ownership)" and instead explain this "certain family ownership" and how
        it effects the 2,500 share calculation. After having explained the phrase, if you
        choose to use it, set it off by commas instead of parentheses.

Reasons for the Going Private Merger, page 4

9.   Quantify the "costs and regulatory burden" you reference as the primary reason
        for the going private merger. If there are other material advantages to
        deregistering under Section 12(g) of the Exchange Act that management and the
        board considered, please disclose them here briefly.

10.   Please include additional disadvantages to shareholders of the Going Private
        Merger. For example, officers and directors will increase their majority
        ownership which will adversely affect minority interests.

Material U.S. Federal Income Tax Consequences … , page 4

11.   Expand to address the federal income tax consequences to shareholders who will
        retain shares following consummation of the merger.

Source and Amount of Funds for the Going Private Merger, page 5

12.   You disclose that the funds required for the payment of the consideration to
        cashed-out holders of your common stock will be paid from a dividend of up to
        $6.0 million from Newport Federal. Please disclose whether the receipt of this
        dividend is contingent. Are there circumstances in which Newport Federal may
        not declare a dividend to United Tennessee? For example, will regulatory
        approval be required to pay this dividend? To the extent that the dividend is not
        guaranteed, disclose any alternative financing arrangements or alternative
        financing plans. If none, please disclose. See Item 1007(b) of Regulation M-A.

Summary Financial Information, page 7

13.   Please revise to also disclose the summary information and pro forma information
        as of the latest interim period. See Item 1010 of Regulation M-A.

Per Share Market Price, page 10

14.   Although we understand that the last sale price of common stock that occurred
        prior to the public announcement of the transaction was $18.26 on April 14, 2005,
        please revise to disclose the high and low sales price for the subject securities for
        each quarter during the past two years, including the first two quarters of 2005.
        See Item 1002(c) of Regulation M-A.

Proposal 1—Approval of the Merger Agreement

Background of the Going Private Merger Proposal, page 14

15.   Disclose the qualifications and experience of Triangle here or cross reference to
        the section where you do provide that disclosure.

16.   In the last paragraph on page 14, you state that Triangle considered any price
        within the range of $19.00 to $23.00 to be fair subject to "certain qualifications
        and limitations." Please elaborate as to these qualifications and limitations.

17.   You disclose that the board chose the 2,500 share threshold for "several reasons."
        Please disclose the "several reasons." Also, in light of the fact that the 2,500
        share threshold brings the company well below 300 security holders, explain why
        the board did not choose a lower threshold.

18.   We note that the board considered other means of going private, but ultimately
        determined to conduct a merger transaction. Although you explain why the board
        did not choose the other types of transactions, explain why the board believes that
        the contemplated merger is superior to the other means of conducting a going
        private transaction. More specifically, disclose why the board believes that a
        merger transaction is the most expeditious and economical way of going private,
        including why it is simpler than a reverse stock split. Also, revise to disclose how
        the capital commitment for a merger compares to the other means of going
        private. Your disclosure should also address any regulatory issues associated with
        the other potential means of going private and with this merger transaction.
        Further, describe any additional reasons any of the filing persons had for choosing
        this transaction structure. For example, we note that it appears none of the filing
        persons will be taxed in the transaction. Was this a factor the board considered in
        structuring the transaction?

19.   Expand the discussion of the November 2005 board meeting to address what
        conclusions, if any, were made regarding the stock trading volume and
        shareholder base.

20.   You disclose on page 13 that a potential acquisition did not materialize and the board elected to pursue the going private transaction. Please explain the circumstances that resulted in this referenced transaction and explain why the board determined to pursue the transaction and why ultimately the acquisition did not materialize. Also, disclose whether United Tennessee actively sought this other transaction or whether another party approached United Tennessee with the other transaction. Was there a firm offer for United Tennessee?

21.   Please explain how the board selected a $22.00 per share price following Triangle's indication that the range of values appropriate for your common stock was $19.00 to $23.00.

22.   Expand the second to the last paragraph on page 14 to discuss the presentation of Triangle in more detail. We note that Triangle provided summary prospective financial analysis at several price points.

23.   Expand, where appropriate, to address any discussion of the board regarding the use of a dividend to fund the merger in terms of the effect of the payment of the dividend on the company and continuing shareholders. For example, did the board consider this in assessing fairness to the unaffiliated shareholders?

Reasons for the Going Private Merger, page 15

24.   Please clarify and separately quantify the "other internal and external expenses."

Effects of the Going Private Merger, page 16

25.   Item 1013(d) of Regulation M-A requires a clear description of the benefits and detriments of the transaction on each of the issuer, affiliates and unaffiliated shareholders. These benefits and detriments should be quantified to the extent practicable. Please revise your disclosure accordingly.

Remaining Unaffiliated Shareholders, page 18

26.   In the last bullet point of this subheading, expand the disclosure on decreased liquidity to explain why you believe "liquidity…may be adversely affected by the Going Private Merger."

Effects of the Going Private Merger, page 19

27.   In the third Hypothetical Scenario you provide, you have omitted a portion of the last sentence. Also, clarify in the result column how and why it must be established that Mr. Jones owns enough shares to avoid the cash-out. If United Tennessee will presumptively proceed to cash-out all accounts with fewer than 2500 shares regardless of apparent common ownership of multiple accounts which together hold 2500 or more shares, please clarify and provide prominent disclosure in the summary term sheet.

Recommendation of the Board of Directors; Fairness of the Going Private Merger proposal, page 20

28.   Clarify here and elsewhere what you mean by "administrative and regulatory burden of being a public company" as distinguished from the $150,000 financial burden/cost savings you discuss.

29.   Quantify in the third full paragraph the decrease in the expense associated with "the high number of shareholders holding relatively small positions."

30.   In the third full paragraph, you state: "the Board also considered the effect that becoming private would have on the market for the common stock and the ability of shareholders to buy and sell shares." Expand to state clearly "the effect" referenced.

31.   In the third full paragraph, expand and clarify the statement that shareholders "derive little benefit from United Tennessee's status as a publicly-held corporation" to be more specific about the benefits not realized by your shareholders.

32.   Generally the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in the going private merger. We do not see a discussion of the going concern value. Please provide it, or, if it was not deemed relevant in the context of your merger, or was given little weight, please disclose that fact.

33.   It is unclear why the board believes that the transaction is procedurally fair to the unaffiliated security holders despite the fact that the merger does not require at least a majority of unaffiliated security holders. Similarly, explain why the board determined that obtaining counsel or appraisal services is not "necessary or customary" for the unaffiliated security holders. Also, explain why you believe that the transaction is procedurally fair to the unaffiliated security holders without this safeguard.

34.   You disclose that the board determined that the transaction is procedurally fair to your unaffiliated security holders because the board unanimously approved the transaction. Please explain why, in the absence of the safeguards discussed in this section, this statement supports the board's conclusion that the transaction is procedurally fair to your unaffiliated security holders.

35.   We note that you will continue to provide annual audited financial information to your remaining security holders. Disclose how you plan to "provide" your security holders with this disclosure.

36.   Did the board consider any negative factors in making its fairness determinations?

37.   Discuss how the board considered the "financial institution offer." It is unclear whether or how it supports the fairness determination.

Opinion of Financial Advisor, page 26

38.   Although we understand that you filed the opinion of Triangle as an exhibit to your Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by Triangle concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the Board such as board books, slides, etc.
       We note that the summary of Triangle's opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

39.   Describe any material relationship that existed during the past two years between Triangle and United Tennessee, including its affiliates, and any compensation received as a result of that relationship. For example, quantify the fees paid and payable to the advisor during the past two years, including any amounts contingent upon the transaction. Provide corresponding disclosure in the summary term sheet.

40.   You must disclose the projections and underlying assumptions given to Triangle and used to formulate its opinion. See Item 1015 of Regulation M-A. For example, we note your reference to management projections in the last paragraph on page 24. We also note the undisclosed earnings per share projection on page 27.

41.   Please consider adding the corresponding data for United Tennessee Bankshares, Inc. to the peer group tables on page 26 and the premium analysis table on page 28.

42.   Expand the disclosure on how Triangle determined the discount rate.

43.   Consider presenting the discount analysis in tabular format.

44.   Advise us why Triangle was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group. We note the opinion is directed to all shareholders, including those receiving cash and those remaining shareholders. Also, please reconcile your disclosure in the second paragraph on page 29 that suggests that Triangle made a specific fairness determination regarding the unaffiliated security holders with Triangle's opinion that only opines on the fairness as it applies to all of United Tennessee's security holders.

45.   We note that Triangle determined that a reasonable range of the fair cash price to be paid in connection with this transaction is between $19.00 and $23.00. Clarify how Triangle ultimately derived the recommended range from the various methodologies discussed in this section.

Federal Income Tax Consequences to Shareholders Who Are Not Cashed-Out in the Going Private Merger, page 30

46.   We note that you will file a tax opinion as an exhibit to your Schedule 13E-3. However, it does not appear that this section addresses or references the opinion that will be filed. Please revise or advise.

Conduct of United Tennessee's Business after the Going Private Merger, page 32

47.   Clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

48.   Clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

49.   In the first full paragraph on page 33, clarify what you mean by "significant advantages" and by the statement that the company "plans to avail itself of any opportunities it may have as a private company, including, but not limited to, making any public or private equity offerings…."

50.   We note that you reference public equity offerings as an opportunity that United Tennessee may have following this transaction. In light of the fact that you will no longer be a public company following this transaction, please revise to state that such offering would result in the company being public.

PROPOSAL 2 – Election of Directors

General

51.   Please review and revise your disclosure to comply with Item 7 of Schedule 14A. For example, further disclosure is necessary with regard to board committees, particularly the nominating and audit committees and procedures.

General, page 42

52.   In the third sentence of this section, you refer to provisions in the by-laws that make Mr. Self ineligible for re-election to the board. Please disclose this provision.

53.   In the table representing Board Nominees, it appears as though Mr. Inman was first elected director in 2005. Please clarify that Mr. Inman is currently not a director.

Director Compensation, page 44

54.   Please revise the first sentence of this section to reflect the compensation directors receive as part of the Long-Term incentive Plan or to specify that they do not receive "fees."

55.   If the directors of Newport Federal Bank are the same as the directors of United Tennessee, please disclose the relationship of the boards here or in the beginning of the section titled "General."

Executive Compensation

Option Year-End Value Table, page 46

56.   In footnote 1 to the table, please disclose the nature of each transaction listed. For example, were these shares sold in the open market or in private transactions?

Fairness Opinion of Triangle Capital Partners

57.   Please revise the Fairness Opinion of Triangle Capital Partners to reflect the correct dollar per share amount. Currently, it appears that Triangle is opining that $2200 per share is fair to the UTBI shareholders.

58.   We note that Triangle must consent to the description of its opinion in the proxy statement. Please revise where appropriate to state that the description is in "a form acceptable" to Triangle as noted in its opinion.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: Linda Crouch
Baker Donelson Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane
PO BOX 3038 CRS
Johnson City, TN 37602